INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

January 14, 2008

Introduction

This Management Discussion & Analysis for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the period ended August 31, 2007 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 14, 2008 and should be read in conjunction with the Company’s audited consolidated financial statements for the six month period ended November 30, 2007.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.  The Company was a “Venture Issuer” as defined in NI 51-102, as at May 31, 2007 and thereafter until August 3, 2007 when its common shares became listed on the American Stock Exchange.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This management discussion and analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Overall Performance

During the six month period ended November 30, 2007, the Company:

  Completed drilling at the West Tanana Project where gold mineralization was found in 7 of the 8 holes drilled.
  Completed drilling at Terra where the results show and average grade of 19 g/t in the Bens Vein.
  Completed drilling at Livengood where the system has continued to expand into a major gold deposit.
  Submitted data to an independent consultant for the calculation of resources at LMS, Terra and Livengood projects.
  Completed drilling at Painted Hills where a large gold related alteration has been defined.
  Completed surface exploration at Chisna where a major new porphyry gold-copper system has been discovered
  Completed an airborne magnetic survey over the main Chisna SE porphyry deposit
  Acquired the Mayflower Mine Property as part of the North Bullfrog Project in Nevada

With the successful completion of it’s 2007 exploration programs the Company has fulfilled all its obligations with respect to the various leases it holds. It has specifically fulfilled its 60% vesting requirement at Terra and AngloGold has elected not to earn back.

The Company’s plans for its fiscal year ending May 31, 2008 are to proceed with development of exploration programs on its existing Alaskan and Nevada properties. In 2008 drilling programs are planned for North Bullfrog, Livengood, Chisna and BMP.  The Company’s long-term goal is to continue to delineate the mineralization in it’s existing projects and aggressively seek new properties for exploration. The Company believes that it has sufficient funds to cover all of its planned exploration programs and anticipated property payments and general and administrative expenses for the fiscal year ending May 31, 2008.

Current Exploration Activities

Alaska - Sale Properties

Livengood

The primary target on the Livengood Project is a Cretaceous intrusion-related gold system, hosted in Devonian sediments and volcanics.  Mineralization appears concentrated within a thrust block below a strong surface geochemical gold anomaly covering approximately 4 square kilometres.  The system, as currently characterized, has potential for a large, near surface, bulk-mineable gold deposit.

Results during the quarter from the Livengood resource definition program continue to increase the Lillian Creek zone of the deposit and indicate significant additional expansion potential beyond the core target area.  Half kilometre step out holes to the east and south, greatly expand the deposits potential.  The core zone of the deposit has now been intersected along 2 kilometres of strike extent and over widths of 0.5 to 1 kilometre and remains open on all sides (Figure 1).

Two holes drilled as eastern step outs encountered significant thicknesses of gold mineralization with 155 metres at 0.77 g/t gold in MK07-23 and 145 metres at 0.74 g/t gold in MK07-22 respectively (Table 1).  In addition large step out holes to the south of the core target area have also intersected significant gold mineralization expanding the potential outside the core target area with 76 metres at  0.6 g/t gold in hole MK07-24 and 26 metres at  0.65 g/t gold in hole MK07-25 drilled some 400 metres south of the core zone.

The latest drilling results will be integrated into the ongoing resource modeling study which is targeting in excess of one million ounces of gold mineralization and is scheduled to be completed in the first quarter of 2008.  A representative spectrum of Livengood ore types have been submitted to Hazen Research Laboratories for gold characterization studies. The Company is currently planning an aggressive 50,000 meter reverse circulation drill program for the Livengood project in 2008 following the resource estimate work which will include an additional 150 drill holes with a budget of approximately $7M to expand the Livengood deposit.

The strong sediment and volcanic hosted mineralization in MK07-22 and 23 represents an east and west extension of the main Lillian Creek zones (Table 2).  The success of this drilling indicates that the entire +2 kilometre long trend is likely mineralized and dramatically expands the projects size potential:

Figure 1: Livengood drill hole map (red indicates new holes)

Table 1: Livengood drill holes in Core target area

Summary of all

Hole ID	Total Length (m)	Length Mineralized (m) *	Average Grade Mineralized Section	% of hole Mineralized
MK-07-25	330.40	25.91	0.65	8%
MK-07-24	372.16	76.40	0.60	21%
MK-07-23	290.17	154.84	0.77	53%
MK-07-22	382.83	144.92	0.74	38%
MK-07-21	309.98	128.31	0.76	41%
MK-07-20	244.30	149.94	0.88	61%
MK-07-19	436.17	168.09	0.61	39%
MK-07-18	301.14	141.18	2.01	47%
MK-07-17	421.84	93.48	0.65	22%
MK-07-16	332.84	74.03	0.58	22%
MK-07-15	281.64	133.09	1.07	47%
MK-07-14	44.81	16.06	0.56	36%
MK-07-13	351.13	162.93	0.63	46%
MK-07-12	282.85	41.89	1.07	15%
MK-06-08	288.34	44.02	0.83	15%
MK-06-07	276.45	127.14	1.44	46%
MK-06-06	205.44	16.54	0.70	8%
MK-06-05	305.10	41.60	0.69	14%
MK-04-04	137.77	22.62	0.61	16%
MK-04-03	208.79	103.72	0.69	50%
MK-04-02	305.71	77.55	0.75	25%
MK-04-01	109.73	13.71	1.63	12%
BAF-8	152.40	65.80	0.80	43%
BAF-7	304.80	190.20	0.96	62%
BAF-6	134.10	70.10	0.53	52%
BAF-5	189.90	50.30	0.43	26%
BAF-4	216.40	108.30	0.58	50%
BAF-3	150.90	32.20	0.62	21%
BAF-2	152.40	24.40	0.48	16%
BAF-1	213.40	68.50	0.74	32%
* Criteria - intervals included in sum have <3m of internal waste & cutoff grade of 0.25g/t

Table 2: Significant New Livengood Intercepts

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)	Target
MK-07-22	67.4	73.5	6.1	2.35	Sediment hosted
	79.6	111.8	32.2	0.75	“
	142.8	145.1	2.4	2.94	“
	151.7	154.8	3.2	1.23	“
	310.3	363.2	52.9	0.60	Volcanic hosted
MK-07-23	75.7	79.0	3.3	3.61	Sediment hosted "
	101.1	104.2	3.1	2.00	"
	126.4	155.5	29.1	0.65	"
	164.1	170.8	6.7	0.75	Volcanic hosted
	187.8	251.2	63.4	0.78	"
MK-07-24	146.60	149.95	3.3	1.36	Sediment hosted
	154.00	158.90	4.9	0.96	"
	183.36	206.01	22.7	0.49	“
MK-07-25	14.6	20.5	5.9	0.65	Upper Plate
	233.3	237.1	3.9	0.74	Intrusives
	295.3	303.4	8.1	0.47	Intrusives

Intercepts calculated using 0.25g/t cut-off, only intercepts with >5gram-meters included

Coffee Dome

The target at Coffee Dome is high-grade gold-arsenic-bismuth-tellurium vein deposit.  The target concept at Coffee Dome is for high-grade veins forming leakage feathers off a major intrusion hosted “Fort Knox” type deposit at depth.  In this regard, it is important to note that the 7 million ounce Fort Knox deposit is only 15 kilometres to the southwest of the Coffee Dome project.

Results from the Coffee Dome trenching work intersected high-grade gold veins and surface soil sampling has significantly enlarged the known soil anomalies. The target at Coffee Dome is gold-arsenic-bismuth-tellurium vein-style mineralization.  During the 2007 exploration program, trenching over the Main Target area exposed veins with grades of up to 168 g/t gold in outcrop (72 samples ranging from 0 to 168 g/t gold) (Tables 1 and 2) and soil surveys defined two large gold anomalies interpreted to reflect part of a significant gold system over 3 kilometres long and 1 kilometre wide including all three target areas (Figure 1).

The trench results provided insights into the structural controls on the high-grade gold mineralization at Coffee Dome, which appear to be best developed in low-angle vein zones, macroscopically similar in character to the veins at the +5M ounce Pogo Deposit.  In addition, the large gold in soil anomaly may reflect the presence of a large bulk tonnage deposit similar to Alaska’s largest gold mine, the multi-million ounce Fort Knox deposit located only 15 kilometres to the west.  Future work at Coffee Dome (which is road accessible) would involve drill testing both the high-grade low angle gold veins and the large bulk tonnage targets.  The Company believes that the Coffee Dome project represents an excellent opportunity for a major world class gold discovery in the shadow of Alaska’s largest gold mine.

Following up on the discovery of high-grade vein float, 530 metres of trenching was carried out in the Main Target area.  This trenching resulted in the discovery of a number of highly mineralized fault zones containing narrow high-grade gold veins (Tables 1 and 2).  These narrow veins contain pathfinder trace element geochemical signatures (strong gold-arsenic-bismuth-tellurium association) similar to vein hosted mineralization at the world class Pogo gold deposit located in a similar geologic environment 120 kilometres to the southeast.  Two main mineralized fault trends exist on the Coffee Dome property, being a steeply dipping north-northeast trend and a low angle (20-30 degrees) east-northeast trend, which together form the general north-northeast overall trend of the larger target area.

The large gold in soil anomaly, anomalous pathfinder trace element signature and complex array of mineralized structures suggest that the Coffee Dome gold system is large and may represent the surface expression of an intrusive related system at depth similar to that at the Fort Knox deposit located 15 kilometres to the west.  Poor exposure of the main target area has limited the geologic understanding from surface mapping but airborne geophysics supports the strong northeast trend to the overall mineralized zone.

The key targets for drill testing in 2008 are:

  Testing the potential for a stacked low angle high-grade gold vein system at depth similar to the Pogo deposit.
  Testing the overall large NE trending target for both high-grade and large bulk tonnage deposits.

Figure 1:  Gold in soil and trench locations at Coffee Dome project.
(Trenches are numbered by elevation, and the red dashed line is outline of overall gold system target area).

Table 1: Mineralized fault zones from Coffee Dome Trenches

Trench	From (m)	To (m)	Width (m)	Gold (g/t)
620	65.6	67.2	1.6	1.11
550	25.0	37.5	12.5	0.87
520	22.8	23.1	0.3	9.82

Table 2: Fault-hosted veins from Coffee Dome Trenches

Trench	Distance (m)	Width (m)	Gold (g/t)	Silver (g/t)	Arsenic (ppm)	Antimony (ppm)	Bismuth (ppm)	Tellurium (ppm)
520	22.5	0.02	167.5	27.0	2970	9.1	443	33
	23.3	0.02	137.5	32.2	2790	8.9	365	32
	29.0	0.02	0.3	0.4	1400	3.5	23	12
550	34.5	0.06	11.4	5.7	5120	11.0	37	12
	35.0	0.06	5.6	2.8	822	4.1	40	8
	37.0	0.50	0.8	0.6	2380	5.6	7	3
	37.3	0.04	7.0	4.6	4810	11.1	29	5
	38.3	0.40	3.0	5.1	4690	13.6	33	8
	134.0	0.05	2.6	2.5	5430	13.2	11	2
590	37.2	0.10	0.0	0.1	1730	1.8	0.3	0.03
620	66.5	0.08	6.2	4.3	6730	24.0	38	10

Chisna

The Company received results from an airborne geophysical survey and geochemical sampling on the Chisna project this quarter.  The results have highlighted the importance of the Chisna SE Copper Porphyry target which now covers an area of at least 3 square kilometres and remains open to the south and east (Figure 1).

The principal gold and copper anomaly coincides with a magnetic high interpreted to reflect higher level alteration caused by a large copper-gold porphyry system at depth. Surface mapping, soil and rock chip sampling has identified a number of “leakage” features in the alteration cap overlying this large alkaline related system. The average of all rock samples (246) collected over a 10 square kilometer area in and around the alteration cap returned, 0.37 g/t gold, 1.4 g/t silver and 0.08% copper (Table 1).  The SE target is developing into a significant new porphyry discovery and will be a major focus of the 2008 Chisna exploration program which will include ground geophysics to define sulfide bodies at depth for drill testing.

In addition the Company has received follow-up results on its POW exploration target.  Exploration has now delineated a strongly silicified structural zone over 0.5 kilometres in length which averages 1.1 g/t gold, 7.9 g/t silver and 0.3% copper in all the rock samples collected to date (39) (Table 2).  This large mineralized structural zone appears spatially related to the porphyry system discovered to the west earlier this year.  The new results at POW have now outlined a significant drill target for 2008 which has significant tonnage potential.

Ongoing geological mapping and sampling at Chisna SE has successfully identified areas of strong high level porphyry type alteration which has been cut by a series of copper and gold mineralized fractures thought to represent leakage from a significant mineral system at depth.  The zone of alteration and highly mineralized fractures is coincident with a strong magnetic feature revealed in a recent airborne geophysical survey conducted by the Company.   The coincidence of highly anomalous gold and copper values in a recent soil survey with this magnetic feature strongly supports the high potential for a significant porphyry discovery in the area.

Dr. Richard Sillitoe, a globally recognized authority on porphyry copper systems visited Chisna SE in August and concluded, “The geologic characteristics at Chisna Southeast are those commonly observed in gold-rich porphyry copper systems. The porphyries are dioritic in composition and hydrothermal magnetite contents are distinctly elevated. Most of the gold is likely to accompany the chalcopyrite in the potassic core, although the geochemical response suggests the possibility that gold may be laterally a little more extensive than the copper. These features are typical of many gold-rich porphyry copper deposits worldwide,.”.

Based on the extent and intensity of alteration types Dr. Sillitoe postulated that there may be more than one porphyry center present at Chisna SE. This now appears to be borne out by the soil geochemistry, which highlights a number of target areas within the overall +4 kilometre square system and enhances the possibility of finding economic deposits in the target area.

Table 1:  SE Target Surface Sample Data

Rock Samples				Soil Samples (within bold boundary)
n = 246	Au g/t	Ag g/t	Cu %	n = 115	Au g/t	Ag g/t	Cu ppm
Max	11.45	79.0	7.1	Max	2.75	10.1	5840
Min	0.00	0.01	0.0	Min	.03	.07	26
Average	0.37	1.43	0.1	Average	0.38	1.14	397

Figure : Gold in soils superimposed on preliminary total field magnetic data from Chisna SE.

Table 2:  POW target Surface Sample Data

Rock Samples				Soil Samples
n =39	Au g/t	Ag g/t	Cu %	n = 111	Au g/t	Ag g/t	Cu ppm
Max	12.20	81.60	3.6	Max	5.12	23.80	4980
Min	0.00	0.04	0.0	Min	0.00	0.14	12
Average	1.10	7.90	0.3	Average	0.16	1.44	348

Figure 2:  Soil survey and geology over the POW discovery

West Tanana

The West Tanana project drilled in June and July with results announced in the first quarter.  The drilling has defined a shallow easterly dipping zone of broad gold mineralization and a possible high angle feeder zone to the east.  In general significant mineralization in the shallow shear zones were restricted with the higher angle breccia zone developing into the main target on the project.  No additional work has taken place on the West Tanana project during the quarter.  The Company is currently evaluating how best to advance the property in 2008.

BMP

Work during the quarter focused on completion of a lease agreement with a regional Alaskan Native corporation a 60 square kilometre property.  The Company expects to finalize this agreement in during the current quarter.  Initial field work on the BMP project took place in July and August outlining a number of signifiactly mineralized massive sulfide zones that will warrant follow-up in 2008.

Blackshell

The Company had been trying to attract a joint venture partner to advance the Blackshell project but, in light of the lack of interest, the Company determined to surrender the claims and terminate its interest in the project.  Accordingly, the Company has written off the associated deferred exploration costs of $316,234.

West Pogo

The target at West Pogo is gold-arsenic-bismuth mineralization in veins similar to those at the nearby Pogo Mine.  Recent high-grade vein discoveries in exploration drilling by the Pogo joint venture near the West Pogo claim boundary have focused the Company’s attention on this poorly explored part of the land package and follow-up surface sampling is scheduled for late in the 2007 field season.  The property is currently being marketed by the Company for possible option/joint venture to a third party. No work was conducted on the West Pogo project during the quarter.

Gilles

The target at the Gilles project is for an intrusion-related vein system.  It is believed that the gold anomalies at Gilles are related to an intrusion related gold system but due to other priorities the project is on hold and being marketed by the Company for possible option/joint venture to a third party. No work was conducted on the Gilles project during the quarter.

Alaska - Optioned Properties

LMS

During the 2007 field season, an extensive, deep auger drill soil sampling program across LMS property has defined two previously unknown areas of mineralization at Liscum and NW Camp and better defined the NW and South Ridge anomalies. The results highlight the extensive nature of the mineral system at LMS and the number of gold targets that remain untested in this large 59km2 land package.    The development of the new targets has confirmed the large untested potential of this logistically favourable project located along the Pogo Mine winter road.

Figure : Gold in soils at the LMS Project. The legend refers to the size of the material analyzed from soil pits except in the case of track auger samples where the whole sample is treated as a rock sample.

The LMS project is located in Alaska, 40 kilometres south of the Pogo Gold Mine, along the winter access road and within 14 kilometres of the Richardson Highway.  ITH is earning a 60% interest in the LMS project from AngloGold Ashanti (USA) Exploration Inc. (See press releases August 4, 2006 for details).

LMS was discovered in 2004 by AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold) as part of a regional sampling program.  The initial surface discovery of the outcropping Camp Zone deposit focused AngloGold’s exploration drilling resulting in the definition of the open-ended Camp Zone gold deposit.  In 2006 ITH entered into a joint venture with AngloGold in which they can earn a 60% equity position.  In 2007 ITH has focused on evaluating the remainder of the large LMS property for additional gold deposits (see other targets below).

Camp Zone

Gold mineralization within the Camp Zone is associated with a siliceous breccia horizon with in a metamorphic schist unit.  This siliceous breccia and surrounding gneiss units host both broad lower grade gold-silver mineralization and later high-grade gold veins.  The mineralized breccia zone is shallowly dipping and remains open along strike and at depth.  The Camp Zone has been drilled over a strike length of 300 meters and down dip approximately 500 meters and contains 36 core and RC holes.  The Company anticipates completing a NI 43-101 technical report on the Camp Zone inclusive of resources in the first quarter of 2008.

Other Targets

The 2007 exploration program colleted a total of 1735 samples which included traditional pit soil samples, deep auger drill soil samples and MMI soil samples.   This work has outlined 5 other high priority target areas in addition to the Camp Zone which warrant further exploration and drill testing.  The Company will focus its future exploration on the expansion of the Camp Zone toward the NW Camp and South Ridge targets as well as initial drilling of the Liscum target.  The Company is currently planning its 2008 exploration program and will announce its plans in due course.

Terra

At Terra 15 holes were drilled in 2007 for a total of 287 4 m with 4 reported in this quarter (see table below). 12 of the 15 holes were drilled in the Bens Vein and three were drilled in a new vein system called the Ice Vein.  Drilling at Bens Vein has intersected the main vein system in all 21 holes that have been drilled in the system to date with the mineralization remaining open in all directions. The mineralized vein has now been defined over a 350 x 350 m area and has an average grade of 19 g/t using a 3 g/t cut off.  In addition to the main vein at Ben’s drilling has continued to encounter a number of high-grade veins in both the hangingwall and footwall of highlighting the potential to discover to expand this deposit. Three holes were drilling in the Ice Vein area with all three encountering significant gold mineralization.  The main targets at Terra are high-grade deep epithermal veins which closely associated with a Cretaceous diorite intrusive of similar age to those at the Donlin Creek deposit.

Significant Ice and Bens Vein gold intersections using a 1g/t cutoff.

Drill Hole	Area	From (metres)	To (metres)	Thickness (metres)	Grade(g/t) Au	Vein Name

TR-07-29	Ice	22.25	24.00	1.75	3.94	Ice-1
		132.75	135.17	2.42	9.53	Ice-2

TR-07-30	Ice	10.40	15.70	5.30	3.89	Ice-1
		140.82	144.52	3.70	3.14	Ice-2

TR-07-31	Bens	132.90	142.40	9.50	6.26	Ben Main

TR-07-32	Ice	8.72	9.20	0.48	2.28	Ice-1

Under the terms of the agreement with AngloGold the 2007 expenditures were sufficient to earn the Company a fully vested 60% interest in the Terra project. AngloGold now has 90 days to decide whether or not to exercise its right to earn back an additional 20% interest in the project, which it may do by incurring an aggregate of USD 4,000,000 in expenditures over two years.  Should AngloGold elect not to exercise its back-in right, each of AngloGold and the Company will thereafter be responsible for its proportionate share of all further expenditures.  A party which fails to contribute its proportionate share of ongoing expenditures will be diluted, and upon a party’s interest being diluted to 10% that interest will automatically be converted into a 2% net smelter return royalty.

Alaska – Other Properties

South Estelle

The 2007 exploration results at South Estelle has identified outcropping high-grade gold mineralization at a number of localities and has confirmed extensive high-grade vein systems at the Shoeshine, Train and Portage Prospects.  The Shoeshine vein system has a currently defined strike length in excess of 700 metres defined by numerous high-grade chip samples including one grab sample which returned 238 g/t gold and a 0.3 m wide channel sample with 126 g/t gold (Table 1).

Table 1: Highest grade samples from Shoeshine and Train Targets

Sample #	Prospect	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
RK803251	Shoeshine	238	389	0.61	1.97	<0.10
RK803261	Shoeshine	126	422	0.10	1.83	0.12
RK803252	Shoeshine	63	14	<0.10	<0.10	<0.10
RK210450	Train	174	59	<0.10	0.17	0.18
RK210448	Train	85	14	<0.10	<0.10	<0.10
RK210577	Train	57	212	3.63	0.29	0.27

The South Estelle Project is focussed on high-grade quartz-sulphide veins which are generally hosted in the 65Ma Mount Estelle monzonite batholith.  The property borders the large Kennecott Exploration Whistler project currently being explored for copper-gold deposits by Geoinfomatics.  Mapping and sampling by the Hidefield Group in 2006 identified a number of mineralized areas in its initial discovery of a number of the current targets. The ITH program focussed on understanding the structural controls on vein development and expanding these new discoveries. The results show that with the exception of the Train Prospect all the vein systems have very similar orientations, trending N-NW with steep dips to either the NE or SW. These are the same as the vein orientations found in ITH’s high-grade Terra Project 40 kilometers to the west. The high-grade veins at South Estelle have been restricted in nature and the Company is currently evaluating its next step in the advancement of the property.

Nevada Option Properties

North Bullfrog

In December the Company announced that it has entered into a binding letter of intent to lease the Mayflower property, located adjacent to its North Bullfrog project in southwestern Nevada.  The Mayflower property, host to the former Mayflower Mine, was most recently explored by Barrick Gold Corporation in the mid 1990’s.  Drilling by Barrick indicated the presence of both a high-grade vein hosted system and a broad low-grade bulk tonnage target on the property.

The Mayflower property lies at the south end of the North Bullfrog Project area located near Beatty, Nevada.  The property lies within the overall North Bullfrog target area and, as such, shares many similarities with the district geology described in earlier news releases (NR07-05).  The Mayflower Mine, situate on the property, was developed along a northwest-trending, steeply-dipping, high-grade quartz-calcite vein system hosted in volcanic rocks.  The mine was active intermittently from 1905 until about 1941, with at least 1,100 metres (3,500 feet) of workings to a depth of at least 150 metres, but no historic production records are available.  Historic mapping and sampling along the Mayflower structural zone reportedly outlined a target which is over 900 metres long and remains open under cover to the south-east.

Previous drilling conducted by Barrick Gold Corporation in the mid 1990’s on the Mayflower property returned encouraging results.  Information provided to the current property owners in a Barrick project summary report indicates that Barrick drilled a total of 29 holes (4,497 metres) and reported significant intersections of gold mineralization within 200 metres of surface (Table 1), including 8.3 g/t gold over 12.2 metres (including 28.8 g/t gold over 3 metres) and 4.2 g/t gold over 26 metres (including 41.5 g/t gold over 1.5 metres).  Of the 29 holes, 19 had at least 3 metres of 0.3 g/t gold, while the remaining 10 encountered no significant mineralization.  Drilling was shallow, and the mineralization remains open along strike and at depth.  The Barrick report further indicates that there is a significant halo of low-grade mineralization surrounding the higher-grade veins, with some holes intersecting multiple veins separated by thick zones of low-grade gold – for example, hole NB202, which returned 42.7 metres of 1.55 g/t gold.  The Company cautions that it has not independently verified any of the results reported by Barrick, but believes such information to be reliable.

The initial focus of the Company’s work at the Mayflower property will be to expand the known vein system at depth and along strike as well as assessing the bulk tonnage potential of this part of the overall North Bullfrog system.  The Company is currently planning a 4,500 metre drill program for the overall North Bullfrog project (which will include drilling at the Mayflower property) at a projected cost of approximately USD 600,000.  The program is scheduled to begin in late January of 2008.

Table 1: Historic Mayflower Drilling Results*

(Intervals calculated using nominal 0.25 g/t gold cutoff, intersections reported below are not necessarily true widths)

Drill Hole	From (m)	To (m)	Length (m)	Gold (g/t)
NB14	45.7	70.1	24.4	0.722
NB110	198.1	216.4	18.3	0.500
NB198	48.8	61	12.2	8.322
including	48.8	51.8	3.0	28.820
	70.1	86.9	16.8	1.132
including	77.7	79.2	1.5	5.250
NB202	77.7	120.4	42.7	1.551
including	85.3	88.4	3.0	7.480
NB216	59.4	74.7	15.2	1.120
NB217	15.2	32	16.8	2.105
including	16.8	19.8	3.0	5.651
NB219	41.1	47.2	6.1	1.402
including	44.2	45.7	1.5	4.310
NB219	56.4	65.5	9.1	1.639
including	56.4	57.9	1.5	4.315
NB220	118.9	125	6.1	5.458
including	118.9	121.9	3.0	10.205
NB223	47.2	50.3	3.0	2.752
including	48.8	50.3	1.5	5.171
NB223	71.6	97.5	25.9	4.146
including	73.2	76.2	3.0	22.463
including	73.2	74.7	1.5	41.500
NB224	96	112.8	16.8	0.388
NB227	27.4	50.3	22.9	0.970
including	42.7	44.2	1.5	3.801
NB233	19.8	25.9	6.1	0.879
NB233	41.1	54.9	13.7	1.199

*

Assay data taken from results reported by Barrick Gold Corporation and are believed to be representative, although the Company has not yet confirmed these with its own drill data.  Until such confirmation has been obtained, readers should not place undue reliance on the information contained herein.

Terms of Acquisition

The Company has entered into a binding letter of intent to lease the Mayflower property from the current owners (all of whom are at arm’s length to the Company).  The property consists of eleven patented mining claims, aggregating approximately 76 hectares.  The binding letter of intent provides for the following lease terms:

  Term:  Initial term of 5 years, commencing December 1, 2007, with the option to extend the lease for an additional 5 years.  The lease will continue for so long thereafter as the property is in commercial production or, alternatively, for an additional three years if the Company makes advance minimum royalty payments of USD 100,000/year (which are recoupable against actual production royalties).
  Lease Payments:  USD 5,000 and 25,000 common shares of the Company following TSXV acceptance of the transaction, and an additional 20,000 common shares on each of the first through fifth lease anniversaries.  If the Company elects to extend the lease for a second 5 year term, it will pay USD 10,000 and issue 50,000 common shares upon such election being made, and an additional 50,000 common shares on each of the sixth through tenth anniversaries.
  Work Commitments:  USD 100,000 per year for years 1 - 3, USD 200,000 per year for years 4-6 and USD 300,000 for years 7 - 10.  Excess expenditures in any year may be carried forward.  If the Company does not incur the required expenditures in year 1, any deficiency is required to be paid to the lessors.
  Retained Royalty:  The Company will pay the lessors a net smelter returns royalty of 2% if the average gold price is USD 400 or less, 3% if the average gold price is USD 401-500 and 4% if the average gold price is greater than USD 500.
  Purchase Option:  The Company will have the right to purchase the property outright (together with the retained royalty) during the first 10 years for USD 10,000,000.  Following year 10 the USD 10,000,000 purchase price will be escalated annually based on the US annual Consumer Price Index increase for that year.

The Mayflower property, and associated acquisition costs, will be added to the ITH-Redstar Joint Venture properties in which ITH has the right to earn a 70% interest.  The Mayflower lease will be subject to the acceptance for filing thereof by the TSXV on behalf of ITH.

Painted Hills

During the quarter the Company announced results from its initial drill program at the Painted Hills project in Nevada. All four holes encountered robust, high-level alteration and quartz veining containing anomalous gold and very anomalous geochemical indicators of a fertile system.  The large gold endowed system bares many earmarks to distal areas around similar age, major multimillion ounce gold deposits in northern Nevada such as the Sleeper and Midas Deposits.  Additional geophysical surveys will be conducted in this area to aid in defining follow-up drill targets. The initial drill program included 4 core holes totaling 1,852 metres targeted on an undrilled high level epithermal vein system.

Results of the Painted Hills drilling include a number of 3-9 metre intervals of gold in the 0.10-0.20 g/t range (best 9.5 metres @ 0.20 g/t gold) and associated anomalous trace element values in zones of high level or distal chalcedonic quartz.  The results validate the exploration model which predicted increasing gold values at depth approaching a potential orebody. For example, strongly elevated molybdenum, with arsenic, antimony and mercury, correlate with the anomalous gold, which is the case at the nearby Sleeper deposit.  New surface work has highlighted several areas interpreted to be closer to the center of the system which could host high-grade gold veins or bulk tonnage targets.  The Company is currently evaluating how best to advance the Painted Hills target in the future.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this management discussion and analysis with respect to the Company’s mineral properties.  Mr. Pontius is the President and Chief Executive Officer of the Company.

The work programs at the Company’s Alaska and Nevada properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Selected Annual Information

Selected Financial Information

Description	November 30, 2007 $	November 30, 2006 $	November 30, 2005 $
	(six months)	(six months)	(six months)
Interest Income	342,860	95,469	-

Consulting	50,952	63,100	30,000
Property investigation	104,529	196,278	20,881
Professional fees	86,820	71,826	11,065
Investor relations	288,215	64,768	-
Foreign exchange loss (gain)	119,195	25,303	-

Loss for the period	(977,144)	(1,750,047)	(78.940)
Per share	(0.03)	(0.08)	(0.008)
Total Current Assets	15,568,711	7,696,341	73,700
Mineral Properties	19,255,730	10,681,769	1,026,661
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the company in raising the required financing for its activities, which is also difficult to predict.

Summary of Quarterly Results

Description	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006
Interest Income	$ 342,860	$ 131,424	$ 89,224	63,898	69,173	26,296	6	336
Net loss for period	(445,900)	(531,244)	(2,216,684)	(4,699,290)	(1,391,652)	(358,395)	(27,171)	(21,453)
Per share	(0.01)	(0.01)	(0.32)	(0.26)	(0.08)	(0.02)	(0.01)	(0.01)

Results of Operations

Six months ended November 30, 2007 compared with three months ended November 30, 2006

For the six months period ended November 30, 2007, the Company incurred losses of $977,144 as compared to net losses of $1,750,047 for the period ended November 30, 2006.  The decrease is due to   the wrote-off of $1,030,315 expenses in Siwash Silver leases in prior period. The Company increased its general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold, together with other acquisitions in Alaska and Nevada, we still incurred a net loss reduction of $772,903.

General and administrative (operating) expenses for the period totalled $1,200,896 compared to $789,898 in 2006.  The major expense categories which increased consisted of wages of $316,931 (2006 - $172,863), investor relations costs of $288,215 (2006 - $64,768), travel and promotion of $120,241 (2006 - $55,494) and regulatory expenses of $58,298 (2006 - $14,000).  The commencement of more extensive exploration activities in Alaska and Nevada, together with property acquisitions have resulted in increased costs in all of the above areas. During the comparable 2006 period, the Company had only recently completed the acquisition of its Alaskan properties and had not fully developed its programs. Investor relations and travel increased as the Company grew its efforts to communicate with an expanding shareholder base. Also, investor relations expense for 2007 includes stock-based compensation charges as indicated below.

Property investigation expense of $104,529 (2006 - $196,278) decreased as programs became more focused on exploring existing properties rather than general reconnaissance efforts, but also had certain expenses reclassified to active properties. Foreign exchange costs have also been affected by the strengthening of the Canadian dollar

Three months ended November 30, 2007 compared with three months ended November 30, 2006

For the three months period ended November 30, 2007, the Company incurred losses of $445,900 as compared to net losses of $1,391,652 for the period ended November 30, 2006.  The explanations above relating to the six month period to November 30, 2006 also apply to the comparative analysis relating to the three months period ended November 30, 3006. Other than the write-off of the Siwash property cost which occurred in the  2006 period, total operating costs amounted to $553,180 (2006 - $460,735), or an increase of $92,445. Investor relations and travel accounted for the largest increases as the Company grew its efforts to communicate with an expanding shareholder base. Property investigation costs decreased as noted above, but also had certain expenses reclassified to active properties.

The allocation of stock-based compensation expense to these categories, as follows:

	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 170,097	$ 118,118	$ 288,215
$ 118,118

Liquidity and Capital Resources

As at November 30, 2007, the Company reported cash and cash equivalents of $15,217,478 compared to $21,908,273 as of May 31, 2007.  The decrease in cash was mainly due to the mineral property acquisition and exploration costs of $6,572,739.

As at November 30, 2007, the Company had working capital of $15,533,773, compared to a working capital of $21,163,884 as at May 31, 2007.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated cash requirements for the fiscal year ending May 31, 2008.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties.  Historically the Company has satisfied capital requirements primarily through the issuance of equity securities and through loan(s) from directors and officers.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and, there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s or Banker’s Acceptances issued by major Canadian chartered banks.

Transactions with Related Parties

During the six month period the Company paid $232,780 (November 30, 2006 - $195,453) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company, $26,295 (November 30, 2006 - $7,330) in rent and management fees to a company with common officers and directors and $Nil (November 30, 2006 - $Nil) in professional fees to a company controlled by a director of the Company.  These figures do not include stock-based compensation.

At November 30, 2007, included in accounts payable and accrued liabilities was $5,553 (May 31, 2007 - $2,088) in expenses owing to the directors and officer of the Company.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Changes in Accounting Policies, including Initial Adoption

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in the statements of operations and comprehensive income.  All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

(b)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of the net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.  The Company believes there is no material difference between comprehensive income (loss) and its net income (loss) for the period as reported.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, GST recoverable, prepaid expenses and deposits, GIC’s, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authorities.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s current disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting or any other factors during the six months period ended November 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at May 31, 2007 there were 38,262,757 common shares issued and outstanding, and as at the date of this MD&A there were 39,685,342 shares outstanding.

Options

A summary of the status of the stock option plan as of November 30, 2007, and changes during the period is presented below:

	Six months ended November 30, 2007		Year ended May 31, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	4,313,296	$2.70	-	$ -
Granted: agent’s compensation options	-	$ -	498,748	$1.30
Granted	-	$ -	2,830,000	$2.70
Granted: agent’s compensation options	-	$ -	488,360	$2.70
Granted	-	$ -	845,000	$2.95
Exercised	(14,121)	$1.30	(348,812)	$1.30
Options outstanding, ending:	4,299,175	$2.70	4,313,296	$2.70

Stock options outstanding are as follows:

	November 30, 2007			May 31, 2007
Expiry Date	Exercise Price	Number of Shares	Exercisable At Period End	Exercise Price	Number of Shares	Exercisable At Year End

August 4, 2008	$1.30	135,815	135,815	$1.30	149,936	149,936
January 26, 2009	$2.70	2,830,000	2,770,941	$2.70	2,830,000	2,717,500
May 9, 2009	$2.70	488,360	488,360	$2.70	488,360	488,360
May 23, 2009	$2.95	845,000	845,000	$2.95	845,000	845,000
		4,299,175	4,240,116		4,313,296	4,200,796

Warrants

Warrant transactions are summarized as follows:

	Six months ended November 30, 2007		Year ended May 31, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	15,070,208	$2.04	1,000,000	$0.26
Issued – non-brokered private placement	-	-	3,999,855	$1.00
Issued – brokered private placement	-	-	2,799,802	$1.50
Issued – agent commission	-	-	174,560	$1.50
Issued – non-brokered private placement	-	-	1,200,000	$3.00
Issued – brokered private placement	-	-	6,104,500	$3.00
Issued – agent commission	-	-	212,242	$3.00
Exercised	(1,426,993)	$0.60	(420,751)	$(1.22)
Warrants exercisable, end of period	13,643,215	$2.19	15,070,208	$2.04

Warrants outstanding are as follows:

	November 30, 2007		May 31, 2007
Expiry date	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

October 21, 2007	-	$0.26	950,000	$0.26
August 4, 2008	3,686,954	$1.00	3,891,743	$1.00
August 4, 2008	2,392,041	$1.50	2,656,020	$1.50
August 4, 2008– commission warrants	47,478	$1.50	55,703	$1.50
May 9, 2009	7,304,500	$3.00	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00	212,242	$3.00
Warrants exercisable, end of period	13,643,215	$2.19	15,070,208	$2.04

Disclosure with Respect to Management Compensation

As required by TSXV Policy, the Company provides the following disclosure with respect to management compensation:

1.

During the quarter the Company did not make, directly or indirectly, any standard compensation arrangements with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity.

2.

During the quarter the Company did not make any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries.

3.

During the quarter the Company did not enter into any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.